

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 6, 2009

Mr. Frank Plastina
Chief Executive Officer
Tekelec
5200 Paramount Parkway
Morrisville, North Carolina 27560

   Re: Tekelec
      Annual Report on Form 10-K for the fiscal year ended December 31, 2007
      Filed February 27, 2008
      File No. 0-15135

Dear Mr. Plastina:

   We have completed our review of your annual report on Form 10-K for the fiscal
year ended December 31, 2007, and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: Katherine Ashton, Esq.
      Via Facsimile, 310-576-2200